SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Appointment of New Director

On May 19, 2026, the Board of Directors (the “Board”) of InMode Ltd. (the “Company”) appointed Dr. Shlomo Nass to the Board, effective immediately. He fills the vacancy left by the previously announced departure of Dr. Michael Anghel on May 5, 2026.

Dr. Nass will serve as a Class II Director, holding office until the annual general meeting of shareholders to be held in 2027. Dr. Nass is an independent director as defined by Nasdaq listing standards. Dr. Nass will serve as Chairman of the Board, as Chairman of the Board’s Audit & Investment Committee and as a member of the Board’s Compensation, Nominating and Corporate Governance Committee. The Board has determined that Dr. Nass is an “audit committee financial expert” as defined under the rules of the Securities and Exchange Commission and that he meets the financial sophistication requirements under applicable Nasdaq Listing Rules.

Dr. Nass, age 66, currently serves as a senior partner at Firon, an Israeli law firm. He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor, C.I.S.A (USA). Dr. Nass is a lecturer on Corporate Law at Bar-Ilan University and in the Directors’ Training seminar at “Lahav” Executive Education at the Recanati Faculty of Management in Tel-Aviv University.

Dr. Nass will be entitled to the compensation the Company offers its other non-employee directors, in accordance with the Company’s Compensation Policy, as in effect from time to time, including annual retainers and equity compensation. Dr. Nass is entitled to indemnification and exculpation and to be an insured under the Company’s director and officer liability insurance policy, as are the Company’s other executive officers and directors. There is no arrangement or understanding between Dr. Nass and any other person pursuant to which he was appointed as a director. Since the beginning of the last fiscal year of the Company, there have been no related party transactions between the Company and Dr. Nass that would be reportable under Item 404(a) of Regulation S-K.

Appointment of New Chief Financial Officer

On May 20, 2026, the Company announced the appointment of Moshe (Moshik) Itzkovich as the Company’s new Chief Financial Officer, effective May 19, 2026. As previously disclosed, the Company’s prior Chief Financial Officer, Yair Malca, remains engaged as a consultant to ensure a smooth transition.

Mr. Itzkovich, age 41, previously served as the Company’s Senior Vice President, Finance, for North America and Europe since January 2026. Prior to that, Mr. Itzkovich served the Company and certain of its wholly owned subsidiaries in various roles, including as Vice President of Finance, North America from January 2022 to December 2025. From August 2018 to December 2021, Mr. Itzkovich served as the Vice President of Finance of Home Skinovations Ltd. Mr. Itzkovich is also a member of the board of directors of the Company’s Canadian subsidiary, Invasix Corp. Mr. Itzkovich holds a degree in Accounting and Economics from Tel Aviv University.

Mr. Itzkovich will receive an annual base salary of CAD 500,000 and is entitled to a quarterly discretionary bonus of up to 10% of his annual base salary.

Mr. Itzkovich is entitled to indemnification and exculpation and to be an insured under the Company’s director and officer liability insurance policy, as are the Company’s other executive officers and directors. There is no arrangement or understanding between Mr. Itzkovich and any other person pursuant to which he was appointed as the Company’s Chief Financial Officer. Since the beginning of the last fiscal year of the Company, there have been no related party transactions between the Company and Mr. Itzkovich that would be reportable under Item 404(a) of Regulation S-K.

A copy of the press release announcing the respective appointments of Dr. Nass and Mr. Itzkovich is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 20, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
May 20, 2026	Chief Executive Officer